Zhongchao Inc.

May 26, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attention: Mr. Jason Drory; Ms. Kate Beukenkamp

Re:	Zhongchao Inc.
Registration Statement on Form F-1, as amended
Initially Filed on May 7, 2026
File No. 333-295628

Dear Mr. Drory and Ms. Beukenkamp:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Zhongchao Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on May 28, 2026, or as soon thereafter as practicable.

Very truly yours,

Zhongchao Inc.
By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer